Michael K. Krebs Direct Line: 617-439-2288 Fax: 617-310-9288 E-mail: mkrebs@nutter.com

March 19, 2009

105641-22

By EDGAR and Federal Express

Mark Webb

Legal Branch Chief

United State Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	Service Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 12, 2009
File No. 000-24935

Dear Mr. Webb:

Set forth below are the responses of Service Bancorp. Inc., a Massachusetts corporation (“Service Bancorp”), to the comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by a letter dated January 27, 2009. We are also enclosing two copies of Amendment No. 1 to Service Bancorp’s preliminary proxy statement on Schedule 14A. Amendment No. 1 to the preliminary proxy statement has been “blacklined” to highlight changes from the original filing. For convenience, each of the responses is preceded by the text of the comment from the Commission’s comment letter. Throughout this letter, “Strata” refers to each of Service Bancorp, Service Bancorp, M.H.C. (“Service MHC”) and Strata Bank and the subsidiaries of each, individually and collectively, as context requires.

General

1.	Please provide us with copies of any “board book” or similar materials KBW furnished to board members in connection with this transaction. We may have further comments after we review this material.

This material was provided previously to the staff under separate cover to Michael Seaman on January 26, 2009.

2.	We note references to Strata financial projections. Please provide in the filing any projections that were provided to Middlesex or advise us that no projections were provided to Middlesex.

The preliminary proxy statement has been revised as requested.

Summary Term Sheet

Public Stockholders Will Receive . .. . , page 2

3.	Please delete the reference to shares owned by Middlesex. On page 15 you state that Middlesex owns no shares.

The preliminary proxy statement has been revised as requested.

Required Stockholder Approval, page 3

4.	Here and elsewhere in the proxy statement as necessary, please disclose the consequence of the number of shares committed to vote in favor of the proposed transaction pursuant to the voting agreements. In addition, please disclose that presence of the shares owned by Service MHC will constitute a quorum.

The preliminary proxy statement has been revised as requested.

Mark Webb

March 19, 2009

Conditions to Completing the Middlesex Mergers, page 5

5.	Please advise us whether it is accurate that the transaction is conditioned upon each party receiving an opinion stating that each of the mergers will qualify as a tax free reorganization.

Yes. Under Section 8.1(e) of the Merger Agreement, it is a condition to the parties’ obligation to consummate the mergers that both Middlesex and Strata will have received opinions of counsel that each of the mergers will qualify as a tax-free reorganization described in Section 368(a) of the Internal Revenue Code.

Special Meeting of Stockholders

Vote Required, page 14

6.	Please clearly disclose the aggregate percentage of shares subject to voting agreements.

The preliminary proxy statement has been revised as requested.

Voting Agreements, page 15

7.	If accurate, please affirmatively disclose that, unlike the officer and director voting agreements, the Service MHC voting agreement may not be terminated if the merger agreement is amended to decrease the aggregate merger consideration.

The preliminary proxy statement has been revised to disclose that Service MHC’s voting obligations will terminate if the Merger Agreement is terminated.

Supplementally, we advise the staff that the language of the Merger Agreement, pursuant to which Service MHC is obligated to vote in favor of the Merger Agreement, and a letter confirming those obligations, does not specifically state that it may be terminated if the Merger Agreement is amended to decrease the aggregate merger consideration. However, because the aggregate merger consideration is fixed in the Merger Agreement and can not be decreased, a decrease in the aggregate merger consideration would require an amendment of the Merger Agreement. Because Service MHC is a party to the Merger Agreement, its consent would be required to amend the Merger Agreement to decrease the aggregate merger consideration. Accordingly, Strata believes that additional disclosure about Service MHC’s voting obligations would not be material to shareholders.

8.	Please delete the first sentence of the last paragraph in this Section or attach the MHC voting agreement.

The preliminary proxy statement has been revised as requested to delete the first sentence of the last paragraph in this Section.

Beneficial Ownership Table, page 17

9.	Please be sure to update the table to accurately reflect share ownership as of the date of the proxy statement. In this regard we note that two of the 5% holders have recently amended their Schedule 13D filings.

The preliminary proxy statement has been revised as requested and any future versions of the proxy statement that are filed will also be so revised.

Proposal 1 — Approval of the Merger Agreement

Background on Remutualization Transactions, page 19

10.	Please explain why the purchase price to book value in the table on page 21 is inclusive of in-the-money options, while it is not included in the discussion above.

The preliminary proxy statement has been revised so that the purchase price to book value in the table on page 21 and the discussion above are both inclusive of in-the-money options.

Background of the Middlesex Mergers, page 22

Mark Webb

March 19, 2009

11.	Please advise whether Company B was given the opportunity to review Service Bancorp’s results for the quarter ended September 30, 2008 when they were completed. If not, please disclose why the board of directors made this determination.

The preliminary proxy statement has been revised to state that Strata publicly disclosed on November 3, 2008 its results for the quarter ended September 30, 2008. Subsequent to that disclosure, Company B made no effort to contact Strata or KBW and Strata had no reason to expect that an offer from Company B, if forthcoming, would have been competitive with Middlesex’s offer.

Opinion of Service Bancorp’s Financial Advisor, page 28

12.	In the first paragraph you state that KBW was retained to evaluate strategic alternatives. Please reconcile this statement with the statement contained in the “Background of the Middlesex Mergers” Section of the proxy statement regarding KBW’s engagement.

The statement contained in the “Background of the Middlesex Mergers” Section of the preliminary proxy statement has been revised to be consistent with the disclosure in this Section.

13.	Please describe any material relationship that existed during the past two years between KBW and the company. If any, also describe and quantify the amounts paid to KBW for work over the past two years.

There has been no material relationship during the past two years between KBW and Strata.

14.	Please affirmatively state that the 1% closing transaction value fee to be paid to KBW is contingent upon success of the proposed transaction. Please quantify the fee.

The preliminary proxy statement has been revised as requested.

Participation in Capital Purchase Program, page 43

15.	Please update this section as necessary. Describe whether there is a deadline relating to Strata’s participation in the CPP.

This section is accurate as of the date of this filing. Any future versions of the proxy statement that are filed will be updated as appropriate. At the present time, there is no deadline for Strata’s participation in the CPP.

*            *            *

In connection with this response letter, Service Bancorp acknowledges that:

•	Service Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Service Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (617) 439-2288 or Rena Marie Strand of this office at (617) 439-2621 with any questions or additional comments that you may have. Your assistance is appreciated.

Sincerely,

/s/ Michael K. Krebs

Michael K. Krebs

cc:	Michael Seaman
Edward A. Hjerpe, III